UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-36018

Azure Midstream Partners, LP
The NASDAQ Stock Market LLC
(Exact name of Issuer as specified in its charter,
and name of Exchange where security is listed and/or registered)

12377 Merit Drive
Suite 300
Dallas, Texas 75251
(Address of principal executive office) (Zip Code)
(972) 674-5200
(Registrants’ telephone number, including area code)

Common Units Representing Limited Partnership Interests
(Description of class of securities)

Please place an X in the box to designate the rule provisions relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Azure Midstream Partners, LP certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 27, 2015	By: Eric T. Kalamaras	Chief Financial Officer, Azure Midstream Partners GP, LLC (its general partner)
(Date)	(Name)	(Title)